Exhibit 99.1

September 30, 2009	TSX: QC NYSE AMEX: QCC

Preferred Share Dividend and Preferred Share Amendment

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the” Corporation”) reports the following:

DIVIDEND ON PREFERRED SHARES

The Corporation has declared an aggregate dividend of $1,361,096 on its $40,000,000 of outstanding 13.50% First Preferred Shares, Series A (the “Preferred Shares”) for the third quarter ended September 30, 2009.  The dividend will be paid in cash.

PREFERRED SHARES AMENDMENT

The Corporation has agreed with its Preferred Shareholders to waive their retraction rights on the Preferred Shares, which are repayable on December 31, 2010.  Previously, the Preferred Shareholders held, at their sole option, the right to request repayment of their Preferred Shares after January 10, 2010.

The Preferred Shareholders have also agreed to an amendment to the redemption provisions of the Preferred Shares permitting the Corporation to redeem the Preferred Shares in tranches of at least $2,500,000.

In addition, the effective dividend rate will be reduced from 13.50% to 12.75% on October 1, 2009 and further reduced to 12.00% on January 1, 2010.  As part of this transaction, Quest has paid a fee of $1,180,000 or 2.95% of the Preferred Shares.

“We’re pleased to announce the Corporation has obtained further financial flexibility in reaching an agreement with our Preferred Shareholders to waive their retraction rights and allow partial redemption of the Preferred Shares” said A. Murray Sinclair, Quest Chairman.  “Since we have no outstanding bank debt and we are receiving repayments on our outstanding mortgages, this will allow us to utilize some of our cash to redeem the Preferred Shares in an orderly manner.  We believe, at present, this is an effective use of our cash.”

ABOUT QUEST

Quest Capital Corp. is a publicly traded mortgage investment corporation. For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

CONTACTS

For further information please contact:

A. Murray Sinclair (Chairman)   or    Jim Grosdanis (CFO)
(800) 318-3094  or   (604) 687-8378

Forward Looking Statements

This press release includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events or results and may include statements regarding the Corporation’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Corporation considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results.  Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Corporation and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.